Mail Room 4561

								January 17, 2006

Jeffrey H. Margolis
Chief Executive Officer
The TriZetto Group, Inc.
567 San Nicholas Drive, Suite 360
Newport Beach, California, 92660

	Re:   	The TriZetto Group, Inc.
		Registration Statements on Form S-3
		Filed on December 21, 2005
		File No. 333-130585

Dear Mr. Margolis:

      We have limited our review of the above-referenced Form S-3 registration statement of the TriZetto Group, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee
1. We note that you rely on Rule 416 to register "an indeterminate number of shares of common stock issuable upon conversion of the Notes in connection with stock splits, stock dividends, recapitalizations or similar events." We note further that Section
4.13 of the Indenture, filed as Exhibit 4.2, contains adjustment provisions relating to adjustments to the conversion rate upon certain fundamental changes. A change in the number of shares issuable as a result of a fundamental change is not considered an anti-dilution provision and thus is not a "similar event" for the purposes of Rule 416. Refer to Interpretation 3S of the Securities
Act portion of the March 1999 supplement to the manual of publicly available Corporation Finance telephone interpretations for guidance.
Please confirm your understanding in this respect and revise footnote
(3) to the calculation of registration fee table, if necessary, so that it is consistent with the staff`s views regarding Rule 416.

Description of the Notes

Adjustment to the conversion rate upon certain fundamental changes, page 34
2. On pages 34-38 of the prospectus, please explain in better detail how the conversion rate will change upon certain fundamental changes.
You may want provide an example using a specified price and effective date to illustrate the point. In addition, please explain how the numbers in the table on page 36 were determined. In that regard, while it does not appear that the change in the conversion rate is in linear proportion to the change in the "applicable price," you indicate that straight-line interpolation is appropriate where the exact applicable price and effective date are not set forth on the table. Please explain. Finally, please explain why your obligation to deliver the additional shares "could be considered a penalty."

Legality Opinion
3. We note that Section 13.8 of the indenture provides that the laws of the state of New York shall be the governing law. As you must provide a "legal and binding obligation" opinion for a registration statement relating to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement.
Please
indicate that you are opining under New York law with respect to the indenture. See Item 601(b)(5) of Regulation S-K.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen, Special Counsel at 202-
551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  949-725-4100
      Christopher D. Ivey, Esq.
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Jeffrey H. Margolis
The TriZetto Group, Inc.
January 17, 2006
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